

November 7, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (716) 832-5666

Andrew Couvell
President and Chief Executive Officer
Green Irons Holdings Corp.
P.O. Box 561
Harbour Gates, Providenciales, Turks & Caicos Islands

> **Re: Green Irons Holdings Corp.
> Amendment No. 3 to Registration Statement on Form SB-2
> Filed September 21, 2006
> File No. 333-135225**

Dear Mr. Couvell:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5
Due to the lack of a market for our shares . . ., page 11

1. We note your response to comment 1 of our letter dated September 25, 2006. Please delete both statements that you will "apply" for listing your common stock on the OTCBB. Similarly, delete your statement that you will not seek broker-dealer coverage on an off-exchange medium, as this would appear to eliminate the OTCBB. In addition, if you believe that you may have difficulty obtaining such coverage, you should revise your risk factor addressing the absence of a liquid secondary market on page 10.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeffrey C. D'Angelo
        Attorney at Law
        1149 Delaware Avenue, Suite 1
        Buffalo, NY 14209